Exhibit 99.1
Execution Version

AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT

This Amendment No. 2 to Securities Purchase Agreement (this “Amendment”), dated as of May 24, 2024, amends the Securities Purchase Agreement, dated as of September 21, 2023 (as amended by that Amendment No. 1 to Securities Purchase Agreement dated as of April 10, 2024, the “Securities Purchase Agreement”), by and among Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450 (the “Issuer”), OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, and OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company (collectively, the “Buyer”), and, solely for purposes of limited provisions of the Securities Purchase Agreement, Carbon Revolution Operations PTY LTD., an Australian private limited company (“Carbon Revolution Operations”). Capitalized terms used and not defined herein have the respective meanings given to them in the Securities Purchase Agreement.

RECITALS

WHEREAS, the Issuer, Buyer and, solely for limited purposes as set forth in the Securities Purchase Agreement, Carbon Revolution Operations, are party to the Securities Purchase Agreement, pursuant to which Buyer subscribed for and acquired, and the Issuer allotted, issued and sold to Buyer, Class A Preferred Shares and a warrant to purchase up to 19.99% of the number of ordinary shares of the Issuer outstanding upon completion of the Business Combination, subject to adjustment for certain subsequent issuances of Ordinary Shares;

WHEREAS, Buyer has agreed, subject to certain terms and conditions and the receipt of certain consideration as set forth in this Amendment (including certain modifications to the Securities Purchase Agreement as set forth herein), to, inter alia, amend the Securities Purchase Agreement to release a portion of the Reserve Funds in the Reserve Account to be applied in subscription by Buyer for Subsequent Reserve Release Acquired Interests (in the form of notes issued by Carbon Revolution Operations) and the Second New Warrant (the “Second Reserve Release”); and

WHEREAS, Buyer is proposing to undertake the Second Reserve Release at the request and for the benefit of the Issuer, and in consideration therefor, the Issuer has agreed to promptly reimburse upon demand all vouched and itemized third-party costs and expenses that are reasonably and necessarily incurred by Buyer or any of its Affiliates (including, without limitation, all vouched and itemized fees, disbursements and expenses that are reasonably and necessarily incurred by Latham & Watkins LLP, Matheson LLP and any other professional advisor of Buyer) in accordance with the Securities Purchase Agreement, whether or not the Second Reserve Release is consummated or any agreements, documents or amendments referenced herein are executed.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Issuer, Carbon Revolution Operations and Buyer hereby agree as follows:

SECTION 1. Amendments.

(a)          Section 1.01 (Definitions) of the Securities Purchase Agreement is hereby amended to add the following defined terms in the appropriate alphabetical order:

“Debt Instruments” means any Indebtedness of any member of the Issuer Group evidenced by loans, notes, bonds, debentures or other similar instruments.

“Permitted Intercompany Indebtedness” means any Indebtedness of any member of the Issuer Group owed to another member of the Issuer Group that is either the Issuer or a Subsidiary all of whose Equity Interests are owned, directly or indirectly, by the Issuer.

(b)          Sections 2.05(b), (c), (f) and (g) (Reserve Release Closing) of the Securities Purchase Agreement are hereby amended and restated in their entirety as follows:

“(b) Upon the terms and subject to the conditions of this Agreement, upon any other date that Buyer has obtained investment committee approval (which approval may be withheld or given in such investment committee’s sole discretion), Buyer will acquire and (x) the Issuer will allot, issue and sell to Buyer such number of Class A Preferred Shares, Class B Preferred Shares or such other class of preferred shares, or Carbon Revolution Operations will issue and sell to Buyer such principal amount of Debt Instruments (including, without limitation, pursuant to the PIUS Loan) and (y) the Issuer will allot, issue and sell to Buyer any associated warrants to subscribe for Ordinary Shares, in each case, as may be issued by the Issuer as permitted under the Company Articles, as determined in the sole discretion of Buyer, as such Class A Preferred Shares, Class B Preferred Shares, such other class of preferred shares or such Debt Instruments is equal to (i) an amount in U.S. dollars to be agreed in writing between the Issuer and Buyer divided by (ii) in the case of Class A Preferred Shares, Class B Preferred Shares or such other class of preferred shares, the Per Share Subscription Price, and in the case of Debt Instruments, an amount in U.S. dollars to be agreed in writing between the Issuer and Buyer, rounded up to the nearest whole share (the “Subsequent Reserve Release Acquired Interests” and, together with the First Reserve Release Acquired Interests, the “Reserve Release Acquired Interests”) and (iii) any associated warrants to subscribe for Ordinary Shares. The Parties mutually agree to negotiate in good faith the terms and conditions for subsequent releases of the Reserve Funds following the adoption of the First Reserve Release Budget.

(c) In connection with the acquisition of such Reserve Release Acquired Interests: (i) upon issuance, the Reserve Release Acquired Interests and the Second New Warrant, (ii) upon execution and delivery of the Warrant Amendment, the Warrant, and (iii) upon issuance, all Ordinary Shares issuable pursuant to the Second New Warrant and the Warrant (as amended by the Warrant Amendment), in each case, shall be free and clear of all Liens (other than, in the case of Securities, restrictions on transfer under applicable federal and state securities laws and under the Company Articles, and in the case of Debt Instruments, any Permitted Liens (as defined in the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023).

(f) All Reserve Funds released from the Reserve Account and applied by Buyer in subscription for Class B Preferred Shares or such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles (other than Class A Preferred Shares) or any Debt Instruments issued by Carbon Revolution Operations pursuant to Section 2.05(b) of this Agreement and for any associated warrants to subscribe for Ordinary Shares, in accordance with the terms of this Agreement or such other agreement as may be entered into, from time to time, by the Issuer with the prior written consent of Buyer, shall be deemed, for the purposes of: (A) limb (ii) of paragraph (a) of the definition of “Class A Preferred Share Amount” in the Company Articles; and (B) limb (i) of paragraph (a) of the definition of “Class A Preferred Share Return” in the Company Articles, to the extent of the amount of Reserve Funds so released and applied, to be a withdrawal by Buyer of Reserve Funds from the Reserve Account in deemed exercise by Buyer of the Draw Right (and, accordingly, such Reserve Funds shall be deemed to constitute an OIC Reserve Recovery Amount).

(g) If Reserve Funds are released from the Reserve Account and applied by Buyer in subscription for Class B Preferred Shares or such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles (other than Class A Preferred Shares) or any Debt Instruments issued by Carbon Revolution Operations pursuant to Section 2.05(b) of this Agreement and for any associated warrants to subscribe for Ordinary Shares, in accordance with the terms of this Agreement or such other agreement as may be entered into, from time to time, by the Issuer with the prior written consent of Buyer, Buyer hereby irrevocable waives (on behalf of itself, its successors in title and all persons who may become the holders of Class A Preferred Shares, whether by transfer or otherwise) the right to be paid a Class A Preferred Share Return under limb (ii) of paragraph (a) of the definition of “Class A Preferred Share Return” in the Company Articles to the extent of the amount of Reserve Funds so released from the Reserve Account and applied in subscription for Class B Preferred Shares or such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles (other than Class A Preferred Shares) and for any associated warrants to subscribe for Ordinary Shares. For the avoidance of doubt, the provisions of limb (ii) of paragraph (a) of the definition of “Class A Preferred Share Return” in the Company Articles shall otherwise continue to apply to any OIC Reserve Recovery Amount which is withdrawn and not applied in subscription for Class B Preferred Shares or such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles or any Debt Instruments issued by Carbon Revolution Operations pursuant to Section 2.05(b) of this Agreement or for any associated warrants to subscribe for Ordinary Shares, if any.”

(c)        Section 2.06(b) (Reserve Release Closing Deliverables) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“(b) At each Reserve Release Closing, the Issuer shall deliver, or cause to be delivered:

(i) in event of a subscription of Securities, to Buyer, a certified copy of the Issuer’s updated register of members, evidencing the issuance of the applicable Reserve Release Acquired Interests to Buyer;

(ii) in event of a subscription of Securities, to Buyer, evidence of book entries in respect of the applicable Reserve Release Acquired Interests;

(iii) in event of a subscription of Securities, to Buyer, evidence, satisfactory to Buyer, that Buyer has otherwise been entered in the record books of the Issuer as the holder of record of the applicable Reserve Release Acquired Interests;

(iv) in event of an acquisition of Debt Instruments, to Buyer, a copy of all documents and other items required to be delivered to the lenders, noteholders, creditors or other equivalent Person for such borrowing or issuance pursuant to the terms of the Debt Instrument;

(v) to Buyer, a certificate of limited company status, compliance and/or good standing of each member of the Issuer Group, to the extent applicable in the relevant jurisdiction, issued by the appropriate Governmental Authorities from each jurisdiction in which the members of the Issuer Group are formed and carry on business dated not more than two (2) Business Days prior to the applicable Reserve Release Closing Date;

(vi) to Buyer, the certificate described in Section 8.07; and

(vii) to Buyer, a properly completed and executed IRS Form W-8BEN-E of the Issuer and confirmation of the Issuer’s tax reference number in Ireland.”

(d)          Section 3.11(a)(vii) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

(vi) any agreement relating to or evidencing Indebtedness of any member of the Issuer Group (in any case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement evidencing intercompany indebtedness (A) that has been or will be fully paid and discharged or otherwise terminated in full at or prior to the applicable Closing or (B) that constitutes Permitted Intercompany Indebtedness.

(e)         Section 3.26 (No Bankruptcy) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“(a) No petition or notice has been presented, no order has been made and no resolution has been passed for the bankruptcy, liquidation, winding up or dissolution of any member of the Issuer Group. No receiver, trustee, custodian or similar Person has been appointed in respect of the whole, or any part, of any member of the Issuer Group, its Business, or the Assets of the Issuer Group; and no suspension of payments order, wind-up order or similar has been made and to the Knowledge of the Issuer no petition has been presented for such an order, in respect of the Issuer Group. No meeting of any member of the Issuer Group has been convened at which a resolution for bankruptcy, liquidation, winding-up, or dissolution of such member of the Issuer Group has been proposed, and no member of the Issuer Group has any plan or intention of, or have they received notice that any other Person has any plan or intention of, filing, making or obtaining any such petition, notice, order or resolution or of seeking the appointment of a receiver, trustee, custodian or similar Person. No voluntary arrangement, compromise or similar arrangement with creditors has been proposed, agreed or sanctioned in respect of the Issuer Group.

(b)  Without limiting the above sub-section, where a member of the Issuer Group is a company to which the Corporations Act applies, that member is not subject to any of the following events: (i) it is (or states that it is) an insolvent under administration; (ii) in liquidation, in provisional liquidation, under administration or wound up or has had a Controller appointed to its property; (iii) it is subject to any arrangement (including a deed of company arrangement or scheme of arrangement other than the Scheme Acquisition), assignment, moratorium or compromise or composition with its creditors generally, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this document); (iv) an application or order has been made (and in the case of an application which is disputed by the person, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, in respect of any of the things described in any of the above paragraphs; (v) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; (vi) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this document reasonably deduces it is so subject). For the purposes of this clause “Corporations Act” means the Australian Corporations Act 2001 (Cth).”

(f)          Section 6.05 (No Intercompany Indebtedness) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

Except for Indebtedness between Carbon Revolution Operations and the Issuer arising in connection with employee lease agreements in place with respect to employees employed by Carbon Revolution (USA) LLC or any Permitted Intercompany Indebtedness, no Indebtedness between or among any member(s) of the Issuer Group, on the one hand, and any other member of the Issuer Group or any of their Affiliates, on the other hand, shall remain outstanding or otherwise exist.

(g)          Section 7.04 (No Intercompany Indebtedness) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

Except for Indebtedness between Carbon Revolution Operations and the Issuer arising in connection with employee lease agreements in place with respect to employees employed by Carbon Revolution (USA) LLC and Permitted Intercompany Indebtedness, no Indebtedness between or among any member(s) of the Issuer Group, on the one hand, and any other member of the Issuer Group or any of their Affiliates, on the other hand, shall remain outstanding or otherwise exist.

(h)           The first paragraph of Article 11 (Issuer’s Conditions to a Reserve Release Closing) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“The obligations of the Issuer, Carbon Revolution Operations, any of their subsidiaries or Affiliates, or their respective successors to consummate the issuance of the applicable Reserve Release Acquired Interests hereunder is subject, at the option of the Issuer, to the fulfillment by Buyer or waiver by the Issuer, on or prior to such Reserve Release Closing of each of the following conditions precedent:”

SECTION 2. Representations, Warranties and Covenants. Issuer represents and warrants and covenants that immediately before and after giving effect to this Amendment: (i) except as disclosed in writing to the Buyer in Schedule A, to supplement the Disclosure Schedule as of September 21, 2023, each of the representations and warranties contained in the Securities Purchase Agreement and in any other document furnished in connection therewith is true and correct in all material respects (provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language is true and correct in all respects) on the date hereof (provided, that those representations and warranties expressly referring to a specific date are true and correct in all material respects (or in all respects, if such representation and warranty is qualified as to “materiality”, “Material Adverse Effect” or similar language) as of such date); and (ii) no material default or the occurrence of any event that, with notice or lapse of time or both, could constitute a material default has occurred and is continuing or would exist after giving effect to this Amendment.

SECTION 3. Miscellaneous. The provisions of Sections 14.01 (Notices), 14.02 (Amendments and Waivers), 14.04 (Successors and Assigns), 14.05 (Governing Law), 14.06 (Jurisdiction), 14.07 (Waiver of Jury Trial), 14.08 (Counterparts; Effectiveness; Third Party Beneficiaries), 14.09 (Electronic Signatures), 14.10 (Entire Agreement), 14.11 (Severability), 14.13 (Specific Performance) and 14.15 (Arm’s Length Transaction) of the Securities Purchase Agreement are incorporated herein and shall apply, mutatis mutandis, to this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

ISSUER:

CARBON REVOLUTION PUBLIC LIMITED
COMPANY

By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Director

[Signature Page to Amendment No. 2 to Securities Purchase Agreement]

CARBON REVOLUTION OPERATIONS PTY
LDD

By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Director

By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel and Company Secretary

[Signature Page to Amendment No. 2 to Securities Purchase Agreement]

BUYER:

OIC STRUCTURED EQUITY FUND I RANGE,
LLC

By: OIC Structured Equity Fund I AUS, L.P., its sole member

By: OIC Structured Equity Fund I GP, L.P., its general partner

By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
	Name:	Chris Leary
	Title:	Manager

OIC STRUCTURED EQUITY FUND I GPFA
RANGE, LLC

By: OIC Structured Equity Fund I GPFA, L.P., its sole member

By: OIC Structured Equity Fund I GP, L.P., its general partner

By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
	Name:	Chris Leary
	Title:	Manager

[Signature Page to Amendment No. 2 to Securities Purchase Agreement]

Schedule A
Disclosures

[Omitted]